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07021637

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zurich Financial Services

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FILE NO. 82- 05089

FISCAL YEAR 12-31-06

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DAT : 3/8/07

ARIS
12-31-06

ZURICH®

2006

Letter to Shareholders

We aspire to become the leading global insurance group in our chosen general and life insurance markets, consistently delivering top-tier results for our shareholders.

By so doing, we will create strong relationships with customers, agents and brokers and rewarding opportunities for employees.

Content

Dear Shareholder,

We are proud and delighted to report Zurich Financial Services Group's record 2006 results, reflecting a relentless focus on financial discipline, operational excellence and a successful strategy for generating shareholder value and top-tier financial performance.

As the figures illustrate, all segments of our diversified portfolio contributed strongly to these results. General Insurance grew its gross written premiums and policy fees 2.1 percent in local currency, to USD 34.2 billion, and improved its combined ratio by 6.6 percentage points to 94.2 percent; Global Life's new business volume increased 15 percent in local currency, while achieving margins of 21.8 percent; and Farmers Management Services' management fees and other related revenues rose by 4 percent to USD 2.1 billion.

Together, these results generated a business operating profit of USD 5.9 billion, a net income of USD 4.5 billion, and shareholder equity of USD 26.5 billion, producing a return on equity of 19 percent, or an increase of 3.5 percentage points. These record results underscore the Group's commitment to generating profits and cash throughout the insurance cycle, and to its proven ability to execute on its strategic and market plans.

Based on the underlying strength of these results, the Board has recommended a gross dividend to shareholders of CHF 11.00 per share, an increase of 57 percent compared with last year's CHF 7.00 per share. In addition, and in furtherance of a disciplined approach to capital management, it has authorized the repurchase of CHF 1.25 billion of Zurich shares. Together, these actions represent a distribution to shareholders of over 50 percent of 2006 profits, but still leave Zurich with sufficient capital to invest in profitable growth.

The confidence reflected in these actions is fueled not only by 16 consecutive quarters of increasing profitability, but also by the knowledge that the Group has made deep institutional changes over the past five years that position it to generate sustained shareholder value and select profitable growth. Among those changes, which now form core Group-wide strengths, are:

- The Zurich Way, which ensures that our organization embraces common business processes and methodologies, and which has produced after-tax operational benefits of more than USD 1.5 billion in the past three years. We expect it to generate a further USD 2 billion in after-tax improvements for the years 2007 to 2009, with the bulk of those improvements coming in the sustainable areas of distribution, underwriting and claims.

- A renewed focus on talent management, with the creation of global and local talent pools and a more integrated approach to human resources. This global approach to a global workforce enables us to have the right people with the right skills in the right place at the right time.

- Building a unique global brand position that demonstrates Zurich's dedication to anticipating and evaluating change to meet the varied needs of our customers and remain their reliable associate.

These core fundamental strengths positioned Zurich to achieve true operational excellence across all lines of business in 2006. Going forward, the Group will continue to apply that same commitment to leveraging market segmentation capabilities, expanding product offerings and further improving distribution management. This focus, implemented with the same discipline and focus that marked the past five years, will generate meaningful opportunities for profitable growth, as well as the capabilities and mindsets to exploit them.



Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

We also recognize that true success can only be sustained when we are accepted and trusted as a good corporate citizen in the societies we serve. As a Group, we are committed to solid corporate citizenship everywhere we do business, illustrated by many of the activities highlighted in the Corporate Responsibility section.

This year's Annual Report highlights the fundamental driver in our strategy: the passion for excellence. For Zurich, that excellence is best manifested in three forms – customer excellence, product excellence and distribution excellence.

By constantly evaluating change, we can not only prepare for future risks but also take advantage of opportunities that will help us to grow. Our General Insurance business will seek to grow profitably in selective areas in existing and emerging markets. Global Life will focus on selected niche markets and will seek to produce superior returns through best-in-class products. The Farmers Exchanges, which we manage but do not own, will use our distribution expertise to enter new personal lines markets with refreshed products.

Two members of our Board of Directors, Mrs. Rosalind Gilmore and Mr. Dana Mead, retire this year after almost a decade of service. Mrs. Gilmore joined the Board in 1998 and has been chairman and a member of the Audit Committee, as well as a member of the Remuneration Committee and the Risk Committee. Mr. Mead became a director in 1997, serving first as a member of the Remuneration Committee, of which he became chairman, and later as a member of the Nominations Committee. We thank them for their contribution over the years and wish them well for the future.

After 27 years of outstanding service to Zurich, Peter Eckert retired on February 28 as Chief Operating Officer and a member of the Group Executive Committee (GEC). His career with the company included a number of important roles. We thank Peter for his many contributions to the Group and extend him our best wishes for the future.

We welcome to the GEC Annette Court, who has joined Zurich as CEO of Europe General Insurance, succeeding Dieter Wemmer, who became the Group's Chief Financial Officer on March 1. Our former Group Finance Director, Patrick O'Sullivan, assumes the new position of Chief Growth Officer and Vice Chairman of the Group Management Board and remains a member of the GEC. We are pleased to have attracted new talent to the management ranks, but also to have the strength and experience of our current managers.

Our understanding of the changing world we live in and our passion for excellence in all we do will help us to ensure long-term sustainable value. None of our objectives can be attained without the skill, talent and dedication of our people and we thank them for their hard work and commitment. We also thank our customers and shareholders for their continued loyalty and support.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

Passion for Excellence

At Zurich our mission is to recognize, understand and manage change on behalf of individuals and businesses around the world. Our tagline, *Because change happenz,* expresses our commitment.

As a global organization with 135 years of experience in providing insurance protection, we possess a comprehensive perspective on our complex environment. Combined with specific local knowledge of particular markets and risk insights, this enables us to be ready with relevant products and services – often when our customers are just becoming aware of the emerging challenges they will face.

By continually anticipating and evaluating change, we can prepare for risks that may be global or local, geopolitical or economic, financial or commercial. Within this dynamic environment, *we search for opportunities* for innovation, because as times change, so do the outlooks and needs of our customers.

Our international network, with service capabilities in more than 120 countries, is a major competitive advantage. Across our Group, we work as one Zurich with our customers, business associates, intermediaries, the public sector, academics and governments to forge strong relationships that equip us to face challenges together.

A focus on profitable growth

Over the past four years, we have achieved a consistent record of sustainable financial results, coupled with financial and underwriting discipline and a focus on operational excellence. Three factors contribute to this success:



- The Zurich Way, which has produced best-in-class operating platforms and processes to ensure efficiency and consistency
- Talent management, which ensures we have the right people with the right skills in the right place at the right time
- Building our brand, which positions us as an insurer capable of anticipating and addressing our customers' needs.

As we continue to focus on top-tier financial performance and profitable growth, our business strategy emphasizes excellence in three areas – customers, products and distribution. General Insurance will seek to improve and sustain results and to grow profitably in selective areas, including both existing and emerging markets. Global Life will seek to produce superior returns in selected niche markets through best-in-class products and expanding distribution channels. The Farmers Exchanges, which we manage but do not own, will pursue profitable growth in personal lines by entering new markets with refreshed products and a highly trained agent force. Investment Management will seek superior risk-adjusted returns relative to liabilities.

In pursuing these goals, we will continue our commitment to underwriting profitability and claims excellence. Our Global Underwriting function supports the sharing of best practices across our organization and drives consistent process improvements. Similarly, central coordination in our Global Claims function ensures consistent technical and operational standards that benefit our customers.

Because we embrace change, we have created the position of Chief Growth Officer. Effective March 1, 2007, this has been filled by our former Group Finance Director. A newly created Growth Council will help him lead change, identify profitable growth opportunities and ensure that critical business processes are aligned with our growth targets.

We have already started along this road. At the end of 2006, we established a new business unit, Central and Eastern Europe, to focus on growth plans for our existing businesses in

Austria and Russia, and to seek other profitable opportunities throughout the region, primarily in retail business. We will also focus on other growing and emerging markets. In China, where we have been represented since 1993, we became the first foreign insurer granted a license to establish a general insurance branch in Beijing, which will concentrate on corporate customers. We will continue to build on the strengths we have developed in Greater China, including Hong Kong and Taiwan.

Our Global Life business has developed a common approach for identifying and pursuing growth opportunities in our independent channels – brokers, independent financial advisers and banks. We plan to create even more distribution relationships with banks, credit unions and independent brokers during 2007.

Building on The Zurich Way

In our drive for growth, we are building on The Zurich Way, which ensures that we embrace common business processes and methodologies and develop a single mindset across our organization. It also helps us to grow profitably by offering a consistent and differentiated customer experience.

The Zurich Way has already produced operational benefits of more than USD 1.5 billion over the past three years, and for the years 2007 to 2009, we expect it to generate a further USD 2 billion in after-tax improvements. About 80 percent of these are sustainable long-term benefits, not simply cost-cutting efforts.

To bring our strategies and plans to life we have people with the passion and talent to succeed. Throughout the organization, we are taking a far more integrated approach to human resources, to enable us to have the right people with the right skills in the right place.

As part of our continued efforts to attract the best and brightest talent, in 2006 we introduced our Global Associate Program, a highly competitive Group-wide training initiative for recent university graduates. In its first year, we recruited 60 Associates in 10 countries. In the UK, Zurich has linked up with the Chartered Insurance Institute (CII) to create a professional qualifications training program that aims to put all claims, risk management, sales and underwriting employees through CII training. They will then be able to achieve fully chartered status within five years.

Corporate responsibility is an essential component of how we do business and is reinforced by Zurich *Basics*, our core values and basic principles. At an organizational level, corporate responsibility is integrated into business processes, while at a personal level, Zurich's employees share their skills and time with the wider community.

These business and HR initiatives are just a few examples of the way in which we are dedicated to achieving our aspiration to become the leading insurer in our chosen general and life markets. To this end, we have developed:

- A deep insight into the needs and concerns of our customers
- A commitment to provide relevant products
- Distribution channels that give customers a wide choice in how to deal with us.

Customer excellence

With a strong presence on both sides of the Atlantic, operations in countries across the world and a depth of local expertise, we are committed to serving our customers wherever they need us – whether they are individuals, small business owners or large global corporations. We share risk insights through regular business contact and through specialized customer events, risk engineering workshops and customer advisory boards.

Close relationships with customers and our diversified insurance portfolio also mean we can identify cross-selling opportunities throughout our organization. Our Global Corporate business division led the facilitation of 186 new cross-selling transactions by the end of 2006 for a total gross written premium of more than USD 150 million, and met its full year target far ahead of plan. Cross-selling is a core strategy of Zurich, and we have even more ambitious targets for 2007.

Product excellence

A constant goal at Zurich is to develop products and solutions that will answer tomorrow's needs, as well as today's. In an increasingly complicated world, commercial customers need informed guidance and practical help on a range of issues. At a personal level, people want an insurer who thinks ahead and creates products that reflect modern trends.



Our response in 2006 included "pay as you drive" insurance for motorists in Switzerland, discounts for hybrid or alternative fuel vehicles in the United States, risk management advice for the international hi-tech industry in Taiwan, a wider choice of pension products in the UK, Germany and Asia, and simple online life products in the US.

Distribution excellence

Customers can do business with us through independent and tied agents, brokers, intermediaries or business associates, or they can reach us directly via telephone or Internet. We are strengthening our direct channels, recruiting tied agents to add to the 50,000 who already represent Zurich world-wide, and developing our links with independent agents and other distributors, such as banks, credit unions, stores and filling stations.

As the only insurance company with direct selling capabilities in Austria, Germany, Ireland, Italy, Portugal, Spain, Switzerland and the UK, we have created a center of excellence in Barcelona with a refined IT system – originally developed in Spain – that will support standard products sold via the Web. Pilot schemes have already started in Spain and the UK, enabling employees of major companies to buy home and auto insurance through their workplace intranets.

To round out Zurich's offerings, we recognize the critical importance of small business in the commercial market. In the United States, for instance, 95 percent of all businesses are classified as small, and this market segment is a strategic priority for Zurich. In just over 10 years, we have become the third-largest small business insurer in the independent agent channel in the US, with 39,000 agents. We plan to seek a further 5,000 agents by 2008.

Many companies may speak of similar goals and the fact that they have what it takes to be successful. Our winning combination of talented people, global infrastructure, and commitment to operational excellence is underpinned by a proven record of financial discipline, a diverse risk portfolio and 135 years of experience. Together, these make up Zurich's strong foundation and differentiate us from our competitors.

Our passion for excellence, focus on execution, global reach, and ability to gain and share risk insights all contribute to the strength that comes from continually thinking and working as one Zurich. We have the team, the teamwork and the team spirit to achieve our aspiration to become the leading insurer in our chosen markets of general and life insurance.

Financial Information Overview

This information is an extract taken from the Financial Review and Consolidated Financial Statements in the Financial Report. For further information please see the Financial Report, which is available on our Web site www.zurich.com or can be ordered.

The information contained within is unaudited. This document should be read in conjunction with our audited Consolidated Financial Statements. Comparatives are as of or for the year ended December 31, 2005, unless otherwise specified.

Group performance highlights

in USD millions, for the years ended December 31	2006	2005	Change[1]
Business operating profit	**5,861**	3,947	48%
Net income attributable to shareholders	**4,527**	3,214	41%
General Insurance gross written premiums and policy fees	**34,178**	33,401	2%
Global Life gross written premiums, policy fees and insurance deposits	**21,022**	19,536	8%
Farmers Management Services management fees	**2,133**	2,058	4%
General Insurance business operating profit	**3,831**	1,913	100%
General Insurance combined ratio (in %)[2]	**94.2%**	100.8%	6.6 pts
Global Life business operating profit	**1,162**	1,079	8%
Global Life new business value, after tax[3]	**515**	406	27%
Global Life gross new business annual premium equivalent (APE)	**2,368**	2,303	3%
Farmers Management Services business operating profit	**1,202**	1,221	(2%)
Farmers Management Services gross operating margin (in %)[4]	**49.1%**	51.9%	(2.8 pts)
Group investments average invested assets[5]	**185,370**	185,072	–
Group investments result, net	**9,435**	10,294	(8%)
Group investments return (as % of average invested assets)	**5.1%**	5.6%	(0.5 pts)
Shareholders' equity	**26,531**	22,426	18%
Diluted earnings per share (in CHF)	**38.71**	27.11	43%
Return on common shareholders' equity (ROE)	**19.0%**	15.5%	3.5 pts
Business operating profit (after tax) return on common shareholders' equity	**18.1%**	13.6%	4.5 pts

[1] Positive / (negative) change.
[2] The General Insurance combined ratio is calculated as the sum of net earned premiums and policy fees less the net underwriting result, divided by net earned premiums and policy fees.
[3] Global Life new business value is the present value of the projected after tax profit from life insurance contracts sold in the year.
[4] Farmers Management Services gross operating margin is calculated as the sum of Farmers management fees less management expenses, divided by Farmers management fees.
[5] Excluding cash collateral received for securities lending.

Performance overview

Business operating profit for Zurich Financial Services Group (the Group) increased by 48 percent to USD 5.9 billion demonstrating the strong underlying performance of our operating segments.

- **General Insurance business operating profit** increased by USD 1.9 billion to USD 3.8 billion driven by the 6.6 percentage point improvement in the **combined ratio**, resulting from an underlying improvement to our net underwriting result and also reflecting the benign catastrophe experience in 2006 relative to 2005.
- **Global Life business operating profit** increased by 8 percent to USD 1.2 billion, reflecting the shift in business mix to more profitable products. Targeted sales initiatives and changes in the operating model led to an increase of 27 percent to our **new business value, after tax**.
- **Farmers Management Services** contributed USD 1.2 billion to the Group's **business operating profit** as a net result of increased management fees and other related revenues and increased management and other related expenses associated with growth initiatives.
- **Other Businesses business operating profit** increased by USD 141 million to USD 554 million with solid contributions from **Farmers Re** and **Centre**.
- **Corporate Functions business operating loss** increased by USD 209 million largely due to increased interest expense driven by issuances of debt during 2005.

Net income before income taxes increased by USD 1.3 billion, or 23 percent, to USD 6.7 billion for the year ended December 31, 2006.

- In the first quarter of 2006, we recorded USD 325 million for the settlement of regulatory matters in the United States. On a segment basis we allocated USD 240 million of restitutions to General Insurance, North America Commercial, and USD 65 million of fines and USD 20 million of costs to Corporate Functions.
- The USD 2.6 billion decrease in **net capital gains on investments and impairments** was primarily attributable to the Global Life segment where the net gains on unit-linked equities were lower than 2005, and we recorded net capital losses on debt securities as a result of rising interest rates.

Net income attributable to shareholders increased by USD 1.3 billion, or 41 percent, to USD 4.5 billion for the year ended December 31, 2006.

- The shareholders' **effective tax rate** was 26.8 percent compared with 29.1 percent for the year ended December 31, 2005. The decrease was primarily the result of lower taxed income levels from shifts in the geographic profit mix and the utilization of tax losses. The Group's overall effective income tax rate of 31.3 percent includes the impact of tax expense attributable to policyholders in certain jurisdictions. This rate decreased by 7.8 percentage points from 39.1 percent for the year ended December 31, 2005, primarily due to lower levels of policyholder net capital gains on investments.

Gross written premiums and policy fees increased by 2 percent in General Insurance reflecting our diversified portfolio, while maintaining our underwriting discipline and improving profitability. While **gross written premiums and policy fees** in Global Life decreased by 3 percent, **insurance deposits** increased by 20 percent primarily due to growth initiatives in the unit-linked business. **Management fees** and other related revenues increased by 4 percent in Farmers Management Services basis reflecting an increase in gross premiums earned of 2 percent in the Farmers Exchanges, which we manage but do not own.

Diluted earnings per share increased by CHF 11.60 per share, or 43 percent, to CHF 38.71 per share for the year ended December 31, 2006, compared with CHF 27.11 per share for the same period in 2005.

Our **business operating profit (after tax) return on common shareholders' equity** increased by 4.5 percentage points to 18.1 percent, demonstrating the strength of our business mix. **Return on common shareholders' equity** increased by 3.5 percentage points to 19.0 percent.

General Insurance

in USD millions, for the years ended December 31	**2006**	2005	Change
Gross written premiums and policy fees	34,178	33,401	2%
Net earned premiums and policy fees	28,459	27,569	3%
Insurance benefits and losses, net of reinsurance	(19,934)	(21,069)	5%
Net underwriting result	1,651	(225)	nm
Net investment income	3,216	2,737	18%
Business operating profit	**3,831**	**1,913**	**100%**
Loss ratio	70.0%	76.4%	6.4 pts
Expense ratio	24.2%	24.4%	0.2 pts
Combined ratio	**94.2%**	**100.8%**	**6.6 pts**

Business operating profit increased by USD 1.9 billion to USD 3.8 billion for the year ended December 31, 2006, due to the underlying improvement in our net underwriting result, which increased across all divisions except International Businesses. The most significant contributors to the increase in business operating profit were North America Commercial and Global Corporate, which increased by USD 885 million and USD 754 million, respectively.

Gross written premiums and policy fees increased by USD 777 million, or 2 percent, to USD 34.2 billion in 2006. While maintaining our underwriting discipline and focusing on profitable growth, we increased new business volumes and customer renewals.

Net underwriting result increased by USD 1.9 billion to USD 1.7 billion, which contributed to a 6.4 percentage point improvement to a loss ratio of 70.0 percent. Underlying improvements occurred across most regions. In addition, we experienced a relatively benign catastrophe season compared with 2005 where we reported a 4.6 percentage point impact. The expense ratio decreased by 0.2 percentage points to 24.2 percent.

Global Life

We measure the embedded value of our life insurance business in addition to the valuation in accordance with IFRS. Embedded value information takes into account the value of new business measured from the point of sale of the contract, a value which is not fully recognized under IFRS. Our methodology, developed in accordance with the European Embedded Value Principles, uses a "bottom-up" market consistent approach allowing explicitly for market risk. In particular, asset and liability cash flows are valued using risk discount rates consistent with those applied to similar cash flows in the capital markets, and options and guarantees are valued using market consistent models calibrated to observable market prices.

in USD millions, for the years ended December 31	2006	2005	Change
Insurance deposits [1]	10,769	9,001	20%
Gross written premiums and policy fees	10,253	10,535	(3%)
Net investment income	6,526	6,481	1%
Insurance benefits and losses, net of reinsurance	(8,655)	(9,100)	5%
Underwriting and policy acquisition costs, net of reinsurance	(1,448)	(1,561)	7%
Administrative and other operating expenses	(1,620)	(1,538)	(5%)
Business operating profit	**1,162**	**1,079**	**8%**
Embedded value – highlights			
New business annual premium equivalent (APE) [2]	**2,368**	**2,303**	**3%**
Present value of new business premiums (PVNBP)	19,487	18,816	4%
New business margin, after tax (as % of APE)	**21.7%**	**17.7%**	**4.0 pts**
New business margin, after tax (as % of PVNBP)	2.6%	2.2%	0.4 pts
New business value, after tax	**515**	**406**	**27%**

[1] Insurance deposits in International Businesses for 2005 have been presented to exclude deposits received as funds under management.
[2] APE is taken as annual premiums plus 10% of single premiums.

Business operating profit increased by USD 83 million, or 8 percent, to USD 1.2 billion for the year ended December 31, 2006, primarily due to the change in business mix toward unit-linked products.
The UK contributed USD 124 million to the increase in business operating profit which more than offset the decreases in Switzerland of USD 43 million and International Businesses of USD 36 million.

New business annual premium equivalent (APE) increased by USD 65 million, or 3 percent, to USD 2.4 billion. APE increased by 15 percent on a local currency basis driven by continued growth across most regions, particularly in Zurich International Solutions (based in the Isle of Man) where much of the increase arose from emerging markets, as well as in Ireland and Hong Kong. This growth is aided by the strong performance of the financial markets. **New business margin, after tax** increased by 4.0 percentage points to 21.7 percent due to the aforementioned growth, business model changes and the effect of rising interest rates.

Farmers Management Services

in USD millions, for the years ended December 31	2006	2005	Change
Management fees and other related revenues	2,133	2,058	4%
Management and other related expenses	(1,086)	(990)	(10%)
Business operating profit	**1,202**	**1,221**	**(2%)**
Gross operating margin	49.1%	51.9%	(2.8 pts)

Business operating profit decreased by USD 19 million, or 2 percent, to USD 1.2 billion during 2006. Management fees and other related revenues increased by 4 percent. This is in line with the full year growth of 2 percent in gross earned premiums at the Farmers Exchanges, which we manage but do not own. In addition to an increase of USD 52 million in management fees, other related revenue increased by USD 23 million, primarily as a result of increased service fees, auto membership fees and property inspection fees. In 2006 work began on the creation of a shared service platform in North America. In addition, several investments were made in agency development and other growth initiatives. Altogether, these investments led to an increase in management and other related expenses, causing a reduction in gross operating margin to a solid 49.1 percent.

Other Businesses

in USD millions, for the years ended December 31	2006	2005	Change
Net earned premiums and policy fees	2,338	3,057	(24%)
Net investment result	1,969	2,037	(3%)
Total benefits, losses and expenses	(3,923)	(4,863)	19%
Business operating profit	**554**	**413**	**34%**

Business operating profit increased by USD 141 million with solid contributions from both Farmers Re and Centre. **Farmers Re** contributed USD 181 million to Other Businesses business operating profit. The effect of lower levels of reinsurance ceded by the Exchanges to Farmers Re in 2006 more than offset improved loss development primarily due to the more benign catastrophe experience in 2006. Other operations within the segment contributed USD 373 million with profits arising in certain run-off businesses, including **Centre's** contribution of USD 246 million.

Corporate Functions

in USD millions, for the years ended December 31	2006	2005	Change
Net investment income	645	616	5%
Interest expense	(1,168)	(984)	(19%)
Business operating loss	**(888)**	**(679)**	**(31%)**
Headquarter expenses, after recharges to operating businesses and excluding foreign currency	(188)	(91)	nm

Business operating loss increased by USD 209 million to USD 888 million for the year ended December 31, 2006. Interest expense increased by USD 184 million primarily as a result of debt issued in 2005. **Headquarter expenses, after recharges to operating businesses and excluding foreign currency** increased by USD 97 million, primarily as a result of expenses for our global branding campaign. Partially offsetting these factors was an increase of foreign currency gains for the Corporate Functions segment of USD 112 million.

Investment performance

Total investments as shown in the consolidated balance sheet include Group investments, where we bear part or all of the investment risk, and investments for unit-linked products, where policyholders bear the investment risk.

We manage our diversified Group investments portfolio to optimize benefits for both shareholders and policyholders while ensuring compliance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee. Investments for unit-linked products are managed in accordance with the investment objectives of each unit-linked fund.

Performance of Group Investments

in USD millions, for the years ended December 31	**2006**	2005	Change
Net investment income	7,899	7,782	2%
Net capital gains on investments and impairments	1,536	2,512	(39%)
of which: net capital gains on investments and impairments attributable to shareholders	1,088	966	13%
Net investment result	9,435	10,294	(8%)
Net investment return on Group investments	**5.1%**	**5.6%**	**(0.5 pts)**
Movements in net unrealized gains on investments included in total equity	(1,555)	(300)	nm
Total investment result, net of investment expenses [1]	**7,880**	**9,994**	**(21%)**
Average investments [2]	185,370	185,072	0%
Total return on Group investments	**4.3%**	**5.4%**	**(1.1 pts)**

[1] After deducting investment expenses of USD 265 million and USD 251 million for the years ended December 31, 2006 and 2005, respectively.
[2] Excluding average cash received as collateral for securities lending of USD 4.2 billion and USD 4.9 billion in the years ended December 31, 2006 and 2005, respectively

Net investment income from our Group investments increased by 2 percent to USD 7.9 billion resulting in an increase of return on net investment income from 4.2 percent to 4.3 percent. Investment income from the General Insurance segment increased due to a growing asset base and higher interest rates on reinvestment. This increase offset a reduction in the investment income from our Global Life segment, which declined due to a strategic shift of assets to unit-linked products.

Net capital gains on investments and impairments on Group investments decreased by 39 percent to USD 1.5 billion for the year ended December 31, 2006, compared with the prior year. The value of our debt securities, particularly in our UK Life with-profits business, declined due to rising interest rates in 2006 compared with 2005. This decrease was partially offset by gains on equity securities, particularly in the UK General Insurance and Germany life businesses.

The net investment return on Group investments decreased by 0.5 percentage points to 5.1 percent.

Net unrealized gains in total equity decreased by USD 1.6 billion for the year ended December 31, 2006, compared with a net decrease of USD 300 million for the same period in 2005, largely due to fixed maturity debt securities declining in value as interest rates rose. Net unrealized gains on available-for-sale equity securities partially offset losses from fixed maturity debt securities. The total return on Group investments was 4.3 percent for the year ended December 31, 2006, compared with 5.4 percent in 2005.

Performance of Unit-linked Investments

in USD millions, for the years ended December 31	2006	2005	Change
Net investment income	2,384	1,983	20%
Net capital gains on investments and impairments	9,203	10,870	(15%)
Net investment result, net of investment expenses [1]	11,587	12,853	(10%)
Average investments	104,082	89,768	16%
Total return on unit-linked investments	**11.1%**	**14.3%**	**(3.2 pts)**

[1] After deducting investment expenses of USD 461 million and USD 381 million for the years ended December 31, 2006 and 2005, respectively.

Unit-linked investments are primarily invested in equity securities. Equity markets, particularly in the UK, increased at a stronger rate in 2005 compared with 2006. As a result, net capital gains on investments and impairments on unit-linked investments decreased by 15 percent for the year ended December 31, 2006.

Performance of Total Investments

in USD millions, for the years ended December 31	2006	2005	Change
Net investment income	10,283	9,765	5%
Net capital gains on investments and impairments	10,739	13,382	(20%)
of which: net capital gains on investments and impairments attributable to shareholders	1,088	966	13%
Net investment result	21,022	23,147	(9%)
Net investment return	**7.3%**	**8.4%**	**(1.1 pts)**
Movements in net unrealized gains on investments included in total equity	(1,555)	(300)	nm
Total investment result, net of investment expenses [1]	**19,467**	**22,847**	**(15%)**
Average investments [2]	289,452	274,840	5%
Total return on investments	**6.7%**	**8.3%**	**(1.6 pts)**

[1] After deducting investment expenses of USD 726 million and USD 632 million for the years ended December 31, 2006 and 2005, respectively.
[2] Excluding average cash received as collateral for securities lending of USD 4.2 billion and USD 4.9 billion in the years ended December 31, 2006 and 2005, respectively.

Performance of our total investments is the sum of the performance of our Group investments and unit-linked investments.

Consolidated income statements

in USD millions, for the years ended December 31	2006	2005
Revenues		
Gross written premiums and policy fees	46,465	46,797
Less premiums ceded to reinsurers	(5,811)	(6,377)
Net written premiums and policy fees	40,654	40,420
Net change in reserves for unearned premiums	(145)	37
Net earned premiums and policy fees	40,509	40,457
Farmers management fees	2,133	2,058
Net investment income	10,283	9,765
Net capital gains on investments and impairments	10,739	13,382
Net loss on divestments of businesses	(43)	(2)
Other income	1,379	1,526
Total revenues	65,000	67,186
Benefits, losses and expenses		
Insurance benefits and losses, gross of reinsurance	33,874	38,261
Less ceded insurance benefits and losses	(3,668)	(5,842)
Insurance benefits and losses, net of reinsurance	30,206	32,419
Policyholder dividends and participation in profits	12,906	14,432
Underwriting and policy acquisition costs, net of reinsurance	6,982	7,253
Administrative and other operating expense	6,393	5,860
Amortization and impairments of intangible assets	257	254
Interest expense on debt	608	446
Interest credited to policyholders and other interest	915	1,056
Total benefits, losses and expenses	58,267	61,720
Net income before income taxes	6,733	5,466
Income tax expense	(2,108)	(2,136)
Net income after taxes	**4,625**	**3,330**
Net income attributable to minority interests	(98)	(116)
Net income attributable to shareholders	**4,527**	**3,214**
in USD		
Basic earnings per share	31.07	22.04
Diluted earnings per share	30.89	21.80
in CHF		
Basic earnings per share	38.93	27.41
Diluted earnings per share	38.71	27.11

Consolidated balance sheets

Assets

in USD millions, as of December 31	**2006**	2005
Investments		
Cash and cash equivalents	23,122	23,482
Equity securities	109,005	90,314
Debt securities	135,357	125,297
Real estate held for investment	15,281	12,702
Mortgage loans	10,806	9,307
Policyholders' collateral and other loans	12,636	11,987
Investments in associates	153	580
Other investments	3,643	3,624
Total investments	310,003	277,293
Reinsurers' share of reserves for insurance contracts	20,063	20,494
Deposits made under assumed reinsurance contracts	2,022	2,450
Deferred policy acquisition costs	13,197	11,179
Deferred origination costs	815	690
Accrued investment income	2,654	2,390
Receivables	11,436	11,283
Other assets	3,913	1,787
Mortgage loans given as collateral	2,426	3,064
Deferred tax assets	2,336	4,393
Fixed assets	1,905	1,729
Goodwill	660	605
Other intangible assets	2,425	2,255
Total assets	**373,855**	**339,612**

Liabilities and equity

in USD millions, as of December 31	**2006**	2005
Liabilities		
Reserve for premium refunds	655	753
Liabilities for investment contracts	50,705	40,999
Deposits received under ceded reinsurance contracts	2,375	2,500
Deferred front-end fees	5,395	4,659
Reserves for insurance contracts	240,648	219,924
Obligation to repurchase securities	6,144	5,295
Accrued liabilities	2,676	2,150
Other liabilities	21,368	21,040
Collateralized loans	2,427	3,056
Deferred tax liabilities	4,804	6,317
Debt related to capital markets and banking activities	1,889	2,139
Senior and subordinated debt	7,713	7,540
Total liabilities	**346,799**	**316,372**
Equity		
Share capital	10	186
Additional paid-in capital	10,448	10,315
Net unrealized gains on investments	819	1,139
Cumulative translation adjustment	823	(111)
Retained earnings	13,760	9,801
Common shareholders' equity	25,860	21,330
Preferred securities	671	1,096
Shareholders' equity	26,531	22,426
Minority interests	525	814
Total equity	**27,056**	**23,240**
Total liabilities and equity	**373,855**	**339,612**

Consolidated statements of cash flows

in USD millions, for the years ended December 31	2006	2005
Cash flows from operating activities		
Net income attributable to shareholders	4,527	3,214
Adjustments for:		
Net loss on divestments of businesses	43	2
Share of equity in income from investments in associates	(85)	(105)
Depreciation, amortization and impairments of fixed and intangible assets	460	447
Other non-cash items	1,759	(5)
Underwriting activities:	9,493	14,959
Reserves for insurance contracts, gross	*4,989*	*10,629*
Reinsurers' share of reserves for insurance contracts	*1,011*	*43*
Liabilities for investment contracts	*4,204*	*6,163*
Deferred policy acquisition costs	*(890)*	*(1,085)*
Deferred origination costs	*(32)*	*(31)*
Deposits made under assumed reinsurance contracts	*434*	*820*
Deposits received under ceded reinsurance contracts	*(223)*	*(1,580)*
Investments:	(14,343)	(16,586)
Net capital gains on investments and impairments	*(10,739)*	*(13,382)*
Net change in trading securities	*(351)*	*383*
Sales and maturities:		
Debt securities	*58,544*	*72,771*
Equity securities	*46,044*	*41,585*
Other (primarily other investments)	*32,115*	*12,410*
Purchases:		
Debt securities	*(61,193)*	*(75,364)*
Equity securities	*(46,191)*	*(41,417)*
Other (primarily other investments)	*(32,572)*	*(13,572)*
Movement in receivables and payables	324	779
Net changes in other operational assets and liabilities	(1,740)	(1,104)
Deferred income tax, net	305	867
Net cash provided by operating activities	743	2,468
Cash flows from investing activities		
Sales of fixed assets	79	216
Purchases of fixed assets	(280)	(339)
Investments in associates, net	243	75
Acquisitions of companies, net of cash acquired	–	(1)
Divestments of companies, net of cash balances	–	40
Dividends from associates	12	–
Net cash provided by/(used in) investing activities	54	(9)

in USD millions, for the years ended December 31	**2006**	2005
Cash flows from financing activities		
Proceeds from sale and repurchase agreements	116	836
Dividends paid	(581)	(64)
Nominal value reduction of share capital	(276)	(449)
Redemption of preferred securities and repayments to minority interests	(802)	12
Issuance of debt	311	2,576
Payments on debt outstanding	(592)	(274)
Net change of debt for capital markets and banking activities	(219)	(1,784)
Net cash (used in)/provided by financing activities	(2,043)	853
Foreign currency translation effects on cash and cash equivalents	1,637	(1,661)
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending	391	1,651
Change in cash received as collateral for securities lending	(751)	(626)
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	23,482	22,457
Cash and cash equivalents as of December 31, including cash received as collateral for securities lending	**23,122**	**23,482**
Other supplementary cash flow disclosures		
Other interest income received	7,760	7,605
Dividend income received	2,289	1,833
Other interest expense paid	(1,504)	(1,502)
Income tax paid	(2,564)	(1,234)

Shareholder Information

Zurich Financial Services registered share data

Key indicators

	12/31/2006	12/31/2005
Number of shares issued	144,749,399	144,006,955
Number of dividend-bearing shares	144,749,399	144,006,955
Market capitalization (in CHF millions at end of period)	47,478	40,322
Authorized capital, number of shares	6,000,000	6,000,000
Contingent capital, number of shares	6,239,384	6,981,828

Per share data

in CHF	2006	2005
Gross dividend/payout per registered share	11.00 [1]	7.00 [2]
Basic earnings per share	38.93	27.41
Diluted earnings per share	38.71	27.11
Book value per share, as of December 31	218.02	194.53
Nominal value per share	0.10 [2]	2.50 [3]
Price at end of period	328.00	280.00
Price period high	330.50	282.25
Price period low	251.75	188.00

[1] Proposed gross dividend, subject to approval by shareholders at the Annual General Meeting 2007; expected payment date is on April 10, 2007.
[2] Payout to shareholders of CHF 7.00 per share (comprising of a regular dividend of CHF 4.60 and a payout of CHF 2.40 per share in form of a reduction of the nominal value) effective July 3, 2006; payment was made on July 4, 2006.
[3] Nominal value reduction of CHF 4.00 per registered share was effective as of July 1, 2005.

Zurich share performance (indexed) since September 4, 2002



in %
09/2002
12/2002
12/2003
12/2004
12/2005
12/2006
400
350
300
250
200
150
100
50
0
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance

Source: Datastream

Dividend/payout history

	Financial Year	Gross amount per registered share in CHF	Payment date
Dividend	2006	11.00[1]	April 10, 2007[1]
Dividend/nominal value reduction	2005	7.00	July 4, 2006
Nominal value reduction	2004	4.00	July 4, 2005
Nominal value reduction	2003	2.50	July 1, 2004
Nominal value reduction	2002	1.00	July 15, 2003

[1] Proposed gross dividend, subject to approval by shareholders at the Annual General Meeting 2007; expected payment date is on April 10, 2007.

Share trading

Zurich Financial Services shares are listed on the SWX Swiss Exchange and traded on the EU Regulated Market Segment of virt-x; ticker symbol: ZURN; the Swiss security number (Valorennummer) is 1107539. Trading in Zurich Financial Services shares on virt-x is conducted in Swiss francs. 100 percent of the shares are in free float.

De-listing of Zurich Financial Services shares from London Stock Exchange

Effective October 2, 2006, Zurich Financial Services cancelled its secondary listing of Zurich Financial Services shares on the London Stock Exchange and such shares were de-listed from the Official List of the United Kingdom Listing Authority. Following the de-listing, Zurich Financial Services shares will no longer be traded on the London Stock Exchange's market for listed securities but will continue to be listed on the SWX EU-Compatible Segment.

Zurich Financial Services shareholders registered in the share ledger



20% Private individuals
8% Foundations and pension funds
72% Other legal entities

The shares registered in the share ledger as of December 31, 2006, were owned by 112,662 shareholders of whom 106,839 were private individuals holding 20.15 percent of the registered shares (or 11.78 percent of all outstanding shares), 2,226 were foundations and pension funds holding 8.00 percent of the registered shares (or 4.67 percent of all outstanding shares), and 3,597 were other legal entities holding 71.85 percent of the registered shares (or 41.99 percent of all outstanding shares).

According to the information available to us on December 31, 2006, no shareholder of Zurich Financial Services held 5 percent or more of the voting rights of the issued share capital.

Securities custody service

Zurich offers its shareholders the opportunity to deposit a range of Zurich Financial Services securities free of charge at S A G SIS Aktienregister AG in Switzerland. The securities deposit regulations as well as the application form for a securities custody account can be downloaded from S A G's Web site at www.sag.ch.

Financial Calendar

Investors' Day – Capital Management
March 28, 2007

Annual General Meeting 2007
April 3, 2007

Record date
April 9, 2007

Ex-dividend date
April 10, 2007

Dividend payable
April 10, 2007

To CDI holders within the Zurich Financial Services Corporate Nominee Service with Lloyds TSB Registrars: payable within the week following April 22, 2007

Results Reporting for the Three Months to March 31, 2007
May 16, 2007

Investors' Day – Strategy Update
May 23, 2007

Half Year Results Reporting 2007
August 16, 2007

Results Reporting for the Nine Months to September 30, 2007
November 15, 2007

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

Contacts

Registered Office
Zurich Financial Services
Mythenquai 2
8022 Zurich, Switzerland

Media Inquiries
Corporate Communications
Media and Public Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Inquiries
Investor Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Citizenship/ Responsibility Inquiries
Group Government and Industry Affairs
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 20 07
E-mail: zurich.basics@zurich.com

Securities Custody Service
Zurich Financial Services, Custody Accounts
c/o SAG SIS Aktienregister AG
P.O. Box 4601 Olten, Switzerland
Telephone: +41 (0) 62 311 61 45
Fax: +41 (0) 62 205 39 71
Web site: www.sag.ch

CDI Holder Inquiries
within the Zurich Financial Services
corporate nominee service

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, United Kingdom
Nominee Service helpline: 0870 600 3979
Lloyds TSB share dealing helpline:
0870 850 0852
International: +44 131 527 3903
Hard of hearing (text phone, domestic):
0121 415 7028
Web site: www.shareview.co.uk

American Depositary Receipts
Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY).
For more information call BNY's ADR Services Center in the USA +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700.
ADR holder assistance may also be obtained from BNY at www.adrbny.com.

The Annual Report 2006 of Zurich Financial Services Group consists of two publications: the Corporate Review and the Financial Report. Both reports are available on our Web site and can be downloaded at www.zurich.com.

The Corporate Review contains a description of the Group's performance as well as risk management report, corporate governance and remuneration reports. The Corporate Review is published in English, German and French.

The Financial Report consists of the financial review, the audited consolidated financial statements including the notes, as well as the audited financial statements of the Zurich Financial Services holding company. The Financial Report is published in English.

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

The offer to repurchase securities of Zurich Financial Services is not made in the United States of America and to US persons and may be accepted only by non-US persons and outside the United States. Offering materials with respect to this offer may not be distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States.

The Letter to Shareholders is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

Design by Publicis KommunikationsAgentur GmbH, Erlangen/Munich, Germany

Production by Management Digital Data AG, Schlieren, Switzerland

Printed end of February 2007 by NZZ Fretz AG, Schlieren, Switzerland

The paper used in this report is manufactured from pulp sourced from fully sustainable forests and has been produced without the use of elemental chlorine.

Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0) 44 625 25 25
www.zurich.com

47623-07

Because change happenz™

ZURICH®

Translation of the German original

ZURICH®

Invitation

to attend the Ordinary General Meeting
of Zurich Financial Services

Date	Tuesday, April 3, 2007
Location	Zurich-Oerlikon, Hallenstadion, Wallisellenstrasse 45, 8050 Zurich, Switzerland
Doors open	1.00 p.m.
Start	2.30 p.m.

Agenda

1. Approval of the annual report, the annual financial statements and the consolidated financial statements for 2006

and taking cognizance of the auditors' and Group auditors' reports.

The Board of Directors proposes that the annual report, the annual financial statements and the consolidated financial statements for 2006 be approved.

2. Appropriation of available earnings of Zurich Financial Services for 2006

Available earnings of Zurich Financial Services for 2006	**CHF**	**1,966,212,874**

The Board of Directors proposes that the available earnings be appropriated as follows:

– Distribution of a dividend of CHF 11.00 before tax for the 2006 business year on each of the 144,749,399* dividend-paying shares (nominal value CHF 0.10), payable on April 10, 2007, less a deduction of 35% for Swiss withholding tax	CHF	1,592,243,389*
– Undistributed profit carried forward	CHF	373,969,485*
	CHF	**1,966,212,874**

* The number of dividend-paying shares may increase by a maximum of 757,556 newly issued shares from contingent share capital until April 9, 2007. Accordingly, the aggregate amount for distribution of a dividend may increase by a maximum of CHF 8,333,116 to a maximum of CHF 1,600,576,505 with a minimum undistributed profit carried forward of CHF 365,636,369. Treasury shares and shares held for cancellation by Zurich Financial Services on April 9, 2007 are not entitled to dividends.

If this proposal is approved, after deduction of Swiss withholding tax, dividends of CHF 7.15 net per registered share will be paid on April 10, 2007 in accordance with dividend payment instructions to those shareholders who hold shares of Zurich Financial Services on April 9, 2007.

3. Release for members of the Board of Directors and the Group Executive Committee

The Board of Directors proposes that the members of the Board of Directors and of the Group Executive Committee be released from liability for their activities in the 2006 business year.

4. Increase of Contingent Share Capital and approval of the change to the Articles of Incorporation (Article 5ter para. 2 a)

The Board of Directors proposes that the authority to issue contingent share capital for the issuance of new registered shares to employees of the Company and group companies be increased from currently up to CHF 75,755.60, by CHF 324,244.40 to a new maximum of CHF 400,000, by issuing up to 4,000,000 registered shares payable in full with a nominal value of CHF 0.10 each. The pre-emptive right of the shareholders of the Company, as well as the right for advance subscription, are excluded. Accordingly, the Board of Directors proposes that Article 5ter para. 2 a of the Articles of Incorporation be amended as follows (proposed changes in *italics* and highlighted).

Current version

Article 5ter Contingent Share Capital

2 a The share capital may be increased by an amount not exceeding CHF 75,755.60 by issuing up to 757,556 fully paid registered shares with a nominal value of CHF 0.10 each by issuance of new shares to employees of the Company and group companies. The pre-emptive right of the shareholders of the Company, as well as the right for advance subscription, are excluded. The issue of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors, and taking into account performance, functions, levels of responsibility and criteria of profitability. Shares or option rights may be issued to employees at a price lower than that quoted on the stock exchange.

Proposed new version

Article 5ter Contingent Share Capital

2 a The share capital may be increased by an amount not exceeding CHF *400,000* by issuing up to *4,000,000* fully paid registered shares with a nominal value of CHF 0.10 each by issuance of new shares to employees of the Company and group companies. The pre-emptive right of the shareholders of the Company, as well as the right for advance subscription, are excluded. The issue of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors, and taking into account performance, functions, levels of responsibility and criteria of profitability. Shares or option rights may be issued to employees at a price lower than that quoted on the stock exchange.

5. Re-elections

5.1 Board of Directors

At this year's Ordinary General Meeting, the terms of office of Mrs Rosalind Gilmore, Messrs Dana Mead, Armin Meyer and Rolf Watter expire.

Mrs Rosalind Gilmore and Mr Dana Mead are not standing for re-election due to meeting the stipulated age limit. Mr Armin Meyer and Mr Rolf Watter will accept re-election for a further term of three years.

According to Article 20 para. 5 of the Articles of Incorporation each individual standing for election to the Board of Directors is elected on an individual basis.

5.1.1 Re-election of Mr Armin Meyer

The Board of Directors proposes that Mr Armin Meyer be re-elected to the Board of Directors for a further three-year term of office.

Armin Meyer, 57, Swiss, graduated with a PhD in electrical engineering from the Swiss Federal Institute of Technology (ETH) and joined BBC Brown Boveri Ltd. in 1976 as a development engineer. In 1980, he became head of research and development for industrial motors, and in 1984, he took over as head of the international business unit for electrical power generators. In 1988, he became president of ABB Drives Ltd. and in 1992, president of ABB Power Generation Ltd. From 1995 until 2000, he was executive vice president of ABB Ltd. and a member of that group's executive committee. In 1997, he became a member of the board of directors of Ciba Specialty Chemicals at the time of its spin-off from Novartis, and has been its chief executive officer and chairman since 2001. As per January 1, 2008 he will focus on his role as chairman of the Board of Ciba Specialty Chemicals. He is a member of the foundation board of the International Institute for Management Development, IMD, in Lausanne, Switzerland, and of the board of the European Chemical Industry Council (Cefic) in Brussels, Belgium.

5.1.2 Re-election of Mr Rolf Watter

The Board of Directors proposes that Mr Rolf Watter be re-elected to the Board of Directors for a further three-year term of office.

Rolf Urs Watter, 48, Swiss, graduated from the University of Zurich with a doctorate in law and holds a master of laws degree from Georgetown University in the US. He is admitted to the bar of the Canton of Zurich. Since 1994, he has been a partner in the law firm Bär & Karrer in Zurich and has been a member of its executive board since 2000. He also teaches as a part-time professor at the University of Zurich's Law School. He is non-executive chairman of Cablecom Holding AG. He is further a member of the boards of directors of Syngenta AG, UBS Alternative Portfolio AG and A. W. Faber-Castell (Holding) AG. He is also non-executive chairman of Almea Stiftung, the foundation presently holding a majority in Swiss International Air Lines. In addition, he is a member of the SWX Admission Board and of the Disclosure Commission of Experts of the SWX Swiss Exchange.

5.2 Re-election of Statutory Auditors and Group Auditors

The Board of Directors proposes that PricewaterhouseCoopers Ltd, Zurich, be re-elected as statutory auditors and Group auditors for a one-year term of office.

Information

This invitation is a translation of the German original. In case of inconsistencies the official German version of the invitation shall prevail over the English text.

Admission and Voting Rights, Admission Cards

Registered Shareholders

Registered shareholders entered in the share register up to and including March 23, 2007 as shareholders with voting rights will receive, together with the invitation to the Ordinary General Meeting, a reply card that they may use to order the admission card and voting papers. No entries conferring voting rights will be made in the share register in the period from March 23, 2007 to the end of the Ordinary General Meeting.

CDI Attendants

In the context of the unification of the Group holding structure in 2000, shares of the Company were issued to CREST International Nominees Ltd. (CIN) for the account of the former shareholders of Allied Zurich p.l.c. which were represented by CREST Depository Interests (CDIs). CDIs are uncertificated securities independent of the Company, constituted under English law, allowing the electronic settlement of trades in the Company's shares via a system operated by CRESTCo Ltd, London.

Pursuant to the Directive on Recognition of Shareholders of the Board of Directors of the Company,

- CREST members holding CDIs as beneficial owners,
- CREST members holding CDIs as legal owners for not more than 200,000 CDIs and acting upon instructions from the beneficial owners,
- Lloyds TSB Registrars for not more than 500,000 CDIs acting upon instructions from the beneficial owners, or
- the beneficial owners of CDIs,

all referred to hereafter as CDI Attendants, are entitled to attend the Ordinary General Meeting and to cast their votes as proxies of CREST International Nominees Ltd.

CREST members entered directly in the CREST register and persons entered in the register of Lloyds TSB Registrars up to and including March 14, 2007 will receive, together with the invitation to the Ordinary General Meeting, a reply card that they or the beneficial owners of the CDIs may use to order the admission card and voting papers. All nominees are requested to forward the admission card and voting papers to the beneficial owners of CDIs.

General remarks

Preparations for the Ordinary General Meeting will be facilitated by the prompt return of your reply card. Please return it by March 28, 2007 at the latest in the enclosed envelope. Reply cards of persons entered in the register of Lloyds TSB Registrars must be received by Lloyds TSB Registrars, The Causeway, Goring by Sea, Worthing, BN99 6TL, England, by March 26, 2007 at the latest, and reply cards of CREST members entered directly in the CREST register must be received by CREST Depository Interests, c/o SAG SIS Aktienregister AG, Zurich Financial Services, General Meeting 2007, P.O. Box, CH-4609 Olten, Switzerland, by March 27, 2007 at the latest. There is no guarantee to handle reply cards which arrive after this date.

If any of the shares or CDIs recorded on an admission card are sold, the registered shareholder or CDI Attendant should present the relevant admission card at the information counter for correction before the Ordinary General Meeting as the associated voting rights will have lapsed.

In order to determine attendance correctly, any shareholder or CDI Attendant leaving the Ordinary General Meeting early or temporarily is requested to present the unused voting papers and admission card at the exit.

Proxies, authorization

Shareholders with voting rights may arrange to be represented by another shareholder entered in the share register as a shareholder with voting rights by granting authority to this person in writing. Partnerships and legal entities may be represented by authorized signatories, minors and wards by their legal representatives, and married shareholders by their spouses, even if these representatives are not shareholders. In order to grant authority to any of the aforementioned, the shareholder must specify the relevant person on the reply card. Representatives will only be admitted to the Ordinary General Meeting if they can provide identification with the admission card and valid authorization. Alternatively, shareholders may appoint one of the following as their proxy:

- Zurich Financial Services,
- a bank or other professional asset manager acting as proxy for deposited shares as specified in Article 689d of the Swiss Code of Obligations, or
- Mr lic. iur. Andreas G. Keller, Attorney at Law, Gehrenholzpark G2, CH-8055 Zurich, Switzerland, acting as independent voting proxy as specified in Article 689c of the Swiss Code of Obligations with the right of substitution to a third person in the case of compelling circumstances.

Proxy holders of deposited shares are requested to notify the Company regarding the number of shares they represent as soon as possible, but no later than March 29, 2007.

CDI Attendants may arrange to be represented at the Ordinary General Meeting by a registered shareholder or another CDI Attendant, by granting authority to this person in writing. Partnerships and legal entities may be represented by authorized signatories, minors and wards by their legal representatives, and married shareholders by their spouse, even if these representatives are not shareholders or CDI Attendants.

CDI Attendants wishing to be represented at the Ordinary General Meeting may complete the separate reply card for CDI Attendants (including voting instructions) and return it, in the case of direct CREST members, to CREST Depository Interests, c/o SAG SIS Aktienregister AG, Zurich Financial Services, General Meeting 2007, P.O. Box, CH-4609 Olten, Switzerland, and, in the case of registration by Lloyds TSB Registrars, to the latter, both of whom will have the votes cast through the Company or the independent voting proxy as per the instructions of the CDI Attendants.

If voting instructions of persons entered in the register of Lloyds TSB Registrars are received after March 26, 2007, or if voting instructions of CREST members entered directly in the CREST register are received after March 27, 2007, it cannot be warranted that these instructions will be exercised.

Unless expressly instructed otherwise, the proxies of shareholders or CDI Attendants will exercise their votes in favor of the proposals made by the Board of Directors. Any signed authorization form sent in blank will be treated as an authorization in favor of the independent voting proxy.

Annual Business Report

The Annual Report 2006 consists of two parts, namely the Corporate Review and the Financial Report.

- Instead of the two-part annual report, shareholders who have not expressly cancelled their subscription will be sent the Corporate Review as from March 19, 2007. The Corporate Review contains besides general information on the Group, reports on Risk Management and Corporate Responsibility as well as the Corporate Governance Report and the Remuneration Report. Furthermore, all shareholders will receive a Letter to Shareholders containing a summary of the highlights of the business year 2006.
- The Financial Report, which is available in English only, contains the financial review, the audited financial statements and notes, embedded value statistics, the audited statutory accounts of Zurich Financial Services as holding company, the auditors' and Group auditors' reports. The English Financial Report 2006 can be ordered using the reply card.

The two publications comprising the Annual Report 2006 will be available for inspection at the Company's registered office (Mythenquai 2, CH-8002 Zurich, Switzerland) and at Lloyds TSB Registrars' London office (Princess House, 1 Suffolk Lane, London, EC4R 0A4, England) from March 5, 2007. Shareholders and CDI Attendants may request that copies of the Corporate Review and the Financial Report be sent to them from the following sources: For shareholders: Zurich Financial Services, Share Register, c/o SAG SIS Aktienregister AG, P. O. Box, CH-4609 Olten, Switzerland. For CDI Attendants: Lloyds TSB Registrars, The Causeway, Goring by Sea, Worthing, West Sussex BN99 6DA, England. The mailing of the printed versions is planned as from March 19, 2007. The complete Annual Report 2006 may also be accessed on the Internet and downloaded from www.zurich.com.

From 2007, shareholders and CDI holders will automatically receive a quarterly Letter to Shareholders. We have also mailed an order form for registered shareholders to place and cancel orders for Zurich publications. Shareholders are requested to complete and return this form.

Reception

We are pleased to invite all participants to a reception after the Ordinary General Meeting at the Hallenstadion Zurich.

Transportation

We recommend that you use public transportation. Directions to the Hallenstadion are enclosed with your admission card.

Zurich, March 5, 2007

Zurich Financial Services

On behalf of the Board of Directors

Dr. Manfred Gentz, Chairman

Zurich Financial Services

c/o SAG SIS Aktienregister AG
P.O. Box
CH-4609 Olten, Switzerland

Phone +41 (0)44 625 22 55
Fax +41 (0)44 625 20 09
E-mail shareholder.services@zurich.com

Because change happenz™

ZURICH®

News Release

ZURICH

500,000 new Zurich shares listed to fulfill obligations under employee share and option plans

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 5, 2007 – Zurich Financial Services (Zurich) today announced the listing of 500,000 new registered shares with a nominal value of CHF 0.10 per share out of contingent capital at the SWX Swiss Exchange. The shares are allocated to be issued over time to meet Zurich's obligations under various employee share and option plans as they arise.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

ZURICH®

Formelle Kotierung von 500'000 Namenaktien der Zurich Financial Services mit einem Nennwert von je CHF 0,10 aus bedingtem Aktienkapital am «EU-kompatiblen» Segment der SWX Swiss Exchange

Rechtsgrundlage	Der *Verwaltungsrat* der Zurich Financial Services hat am 14. Februar 2007 beschlossen, gestützt auf das bedingte Aktienkapital gemäss Art. 5ter Abs. 2 a der Statuten der Zurich Financial Services, unter Ausschluss des Bezugsrechts und des Vorwegzeichnungsrechts der Aktionäre von Zurich Financial Services, maximal 500'000 zusätzliche Namenaktien mit einem Nennwert von je CHF 0,10 auszugeben. Sie dienen der Erfüllung von Verpflichtungen der Zurich Financial Services zur Lieferung von Namenaktien unter Mitarbeiterbeteiligungsprogrammen.
Kotierung	Die formelle Kotierung der zusätzlichen Namenaktien der Zurich Financial Services im «EU-kompatiblen» Segment der SWX Swiss Exchange wurde auf den 5. März 2007 beantragt und bewilligt.
Verbriefung	Die Aktionäre haben Anspruch auf Druck und Auslieferung von Urkunden für Namenaktien (aufgeschobener Titeldruck).
Vinkulierung	Die zusätzlichen Namenaktien sind gleich wie die bereits kotierten Namenaktien nach Massgabe von Artikel 7 der Statuten der Zurich Financial Services vinkuliert.
Dividenden-berechtigung	Die zusätzlichen Namenaktien sind ab ihrer Ausgabe dividenden-berechtigt.
Anwendbares Recht und Gerichtsstand	Schweizerisches Recht Zürich
Angaben über Zurich Financial Services	Zurich Financial Services ist als Aktiengesellschaft nach schweizerischem Recht organisiert. Der eingetragene Gesellschaftssitz befindet sich am Mythenquai 2 in *8002 Zürich*. Die Gesellschaft wurde auf unbestimmte Zeitdauer gegründet.
Valoren-Nummer / ISIN / Ticker Symbol	Valoren-Nummer: 1.107.539 ISIN: CH0011075394 Ticker Symbol: ZURN
Anerkannter Vertreter	Homburger Rechtsanwälte
Ort und Datum	Zürich, 5. März 2007

Dieses Kotierungsinserat stellt keinen Emissionsprospekt im Sinne von Art. 652a bzw. 1156 OR dar. Die Kotierung bezieht sich auf weniger als 10% der Beteiligungsrechte derselben Gattung, die bereits im «EU-kompatiblen» Segment der SWX Swiss Exchange kotiert sind (Art. 11 Ziff. 1 Zusatzreglement). Darüber hinaus werden die Beteiligungsrechte Beschäftigten angeboten (Art. 11 Ziff. 6 Zusatzreglement). Es wurde deshalb kein Kotierungsprospekt erstellt.

ZURICH®

Cotation formelle de 500 000 actions nominatives de Zurich Financial Services d'une valeur nominale de 0,10 CHF chacune émanant du capital-actions conditionnel au segment SWX Swiss Exchange «compatible UE»

Base légale

Le 14 février 2007, le conseil d'administration de Zurich Financial Services a décidé d'émettre un nombre maximum de 500 000 actions nominatives supplémentaires d'une valeur nominale de 0,10 CHF chacune sur la base du capital-actions conditionnel selon l'art. 5ter al. 2 a des statuts de Zurich Financial Services à l'exclusion des droits de souscription préférentiels et des droits de souscrire en priorité revenant aux actionnaires de Zurich Financial Services. Elles servent à remplir les obligations de Zurich Financial Services de livrer des actions nominatives selon des programmes d'intéressement.

Cotation

La cotation formelle des actions nominatives supplémentaires de Zurich Financial Services au segment SWX Swiss Exchange «Compatible UE» a été demandée et accordée pour le 5 mars 2007.

Impression

Les actionnaires peuvent exiger l'impression et la livraison de certificats pour les actions nominatives (action avec impression différée des titres).

Restrictions mises au transfert des actions

Les restrictions mises au transfert des actions nominatives selon l'article 7 des statuts de Zurich Financial Services s'appliquent aux actions nominatives supplémentaires de la même manière qu'à celles déjà cotées.

Droit au dividende

Les actions nominatives supplémentaires donnent droit au dividende dès leur émission.

Droit applicable et for

Droit suisse
Zurich

Informations concernant Zurich Financial Services

Zurich Financial Services est organisée en société anonyme de droit suisse.

Le siège social de la société se trouve au Mythenquai 2, 8002 Zurich.

La société a été fondée pour une durée indéterminée.

Numéro de valeur / ISIN / Symbole ticker

Numéro de valeur:	1.107.539
ISIN:	CH0011075394
Ticker Symbol:	ZURN

Représentant agréé

Homburger Rechtsanwälte

Lieu et Date

Zurich, le 5 mars 2007

Cette annonce de cotation n'est pas un prospectus d'émission au sens des art. 652a et 1156 CO. La cotation se réfère à moins de 10% du nombre des droits de participation de la même catégorie déjà cotés sur le segment de cotation SWX Swiss Exchange «Compatible UE» (art. 11 ch. 1 Règlement Complémentaire). De plus, les droits de participation sont offerts aux salariés (art. 11 ch. 6 Règlement Complémentaire). Zurich Financial Services est donc dispensée de l'obligation de publier un prospectus de cotation.

END